UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Birner Dental Management Services, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

091283200

(CUSIP Number)

April 18, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 091283200

1.	Names of Reporting Persons Elizabeth Genty

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 146,319

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 146,319

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 146,319

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.89% (1)

12.	Type of Reporting Person (See Instructions) IN

(1)  Based on the total outstanding shares of common stock of 1,852,565 as of November 1, 2013.

CUSIP No. 091283200

Item 1.
	(a)	Name of Issuer Birner Dental Management Services, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1777 S. Harrison Street, Suite 1400, Denver, Colorado 80210

Item 2.
	(a)	Name of Person Filing Elizabeth Genty
	(b)	Address of Principal Business Office or, if none, Residence 860 South Steele Street, Denver Colorado 80209
	(c)	Citizenship United States of America.
	(d)	Title of Class of Securities Common Stock, no par value
	(e)	CUSIP Number 091283200

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________
Not Applicable.

CUSIP No. 091283200

Item 4.	Ownership
(a) Amount beneficially owned: 146,319 shares of common stock of issuer
(b) Percent of class: 7.89%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 146,319 shares of common stock of issuer
(ii) Shared power to vote or to direct the vote Elizabeth Genty has no shared power to vote or to direct the vote of any shares of the issuer.
(iii) Sole power to dispose or to direct the disposition of 146,319 shares of common stock of issuer
(iv) Shared power to dispose or to direct the disposition of Elizabeth Genty has no shared power to dispose or to direct the disposition of any shares of the issuer.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
No person other than Elizabeth Genty has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of, the common stock owned by her.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

CUSIP No. 091283200

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated January 21, 2014

ELIZABETH GENTY

	By:	/s/ Elizabeth Genty
	Name:	Elizabeth Genty

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).